UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number 0-27389

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Interwoven, Inc.

Full Name of Registrant
N/A

Former Name if Applicable

160 East Tasman Drive

Address of Principal Executive Office (Street and Number)
San Jose, California 95134

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
PART III — NARRATIVE
PART IV — OTHER INFORMATION

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously announced in a press release on January 30, 2007 and disclosed in its Current Report on Form 8-K filed on February 1, 2007, Interwoven, Inc. (“Interwoven” or the “Company”) initiated a voluntary review of the Company’s historical stock option grant procedures under the supervision of the Audit Committee of the Board of Directors, with the assistance of independent counsel and an independent forensic accounting firm. On November 9, 2007, the Company announced the expected restatement of its historical consolidated financial statements, as set forth in a Current Report on Form 8-K filed with the Securities and Exchange Commission on the same date.
The Company’s delay in the filing of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 is a result of the Company’s pending restatement of its historical consolidated financial statements. The Audit Committee, in consultation with its independent counsel and a forensic accounting firm, is currently analyzing the results of its review but has not yet rendered its final conclusions. The Company expects to restate its previously-issued consolidated financial statements for years 2002 through 2005 to correct errors related to accounting for stock-based compensation expense. Until completion of this review and finalization of the charges to be recorded in connection with the expected restatement (and the resulting tax impact), Interwoven will be unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 by the required filing date of November 9, 2007.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

John E. Calonico, Jr., Senior Vice President and Chief Financial Officer	408	774-2000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☐ Yes ☑ No

Form 10-K for the year ended December 31, 2006 and Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☐ No*

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

* The Company has checked neither box because the Company is preparing its restatement of previously-issued consolidated financial statements as discussed in Part III above. As a result, it is not possible at this time for the Company to determine whether a significant change in results of operations will be reflected in the quarterly report on Form 10-Q for the quarter ended September 30, 2007. As discussed in Part III above, the Company is still in the process of finalizing its conclusions regarding the magnitude of any charges to be reported in prior periods, and the resulting tax impact, and it is possible that a significant change in results of operations for a historical period may be reflected by the financial statements to be included in the Quarterly Report on Form 10-Q for the quarter ended September 30, 2007. Because the Company’s evaluation of this accounting impact, and reviews thereof by the Company’s current and former independent registered public accounting firms, are not complete, at this time no reasonable estimate can be made of any such changes in results.
On October 25, 2007 the Company reported total revenues for the third quarter of 2007 of $55.5 million, an increase of 9% from total revenues of $50.9 million for the third quarter of 2006. Reported total revenues for the nine months ended September 30, 2007 were $162.8 million, an increase of 11% from the $146.4 million reported for the nine months ended September 30, 2006. The Company is not in a position to provide additional information at this time regarding the results of operations for the third quarter of 2007 until the conclusion of the restatement described in Part III above.

INTERWOVEN, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 9, 2007	By	/s/ John E. Calonico, Jr.

John E. Calonico, Jr.
Senior Vice President and Chief Financial Officer